                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 12)1

                               SL INDUSTRIES, INC.
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $.20 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    784413106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 27, 2003
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 2 of 12 pages
---------------------                                    -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,361,450
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,361,450
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,361,450
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     23%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 3 of 12 pages
---------------------                                    -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,361,450
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,361,450
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,361,450
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     23%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 4 of 12 pages
---------------------                                    -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,371,750
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,371,750
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,371,750
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     23.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 5 of 12 pages
---------------------                                    -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                GLEN KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 6 of 12 pages
---------------------                                    -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JAMES R. HENDERSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    20,824
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                20,824
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     20,824
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 7 of 12 pages
---------------------                                    -----------------------

            The following  constitutes  Amendment No. 12 ("Amendment No. 12") to the  Schedule 13D filed by the  undersigned.  This  Amendment  No. 12 amends the
Schedule 13D as specifically set forth.

     Item 2(a) - (c) is hereby amended and restated to read as follows:

Item 2.     Identity and Background.
            -----------------------

            (a) This  statement is filed by Steel  Partners II, L.P., a Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited liability company ("Partners LLC"), Warren G. Lichtenstein,  Glen Kassan
and James R.  Henderson.  Mr.  Lichtenstein  is  Chairman of the Board and Chief
Executive  Officer of the Issuer,  Mr. Kassan is a director and President of the
Issuer and Mr. Henderson is a director of the Issuer.  Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons."

            Partners LLC is the general  partner of Steel  Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.
James R.  Henderson  and Glen Kassan are employees of Steel  Partners  Services,
Ltd., an affiliate of Steel Partners II. Each of the Reporting  Persons is party to a certain Joint Filing  Agreement,  a copy of which is attached as an exhibit hereto.  Accordingly,  the Reporting  Persons are hereby filing a joint Schedule
13D.

            (b) The principal  business  address of each Reporting Person is 590
Madison Avenue, 32nd Floor, New York, New York 10022.

            (c) The principal  business of Steel Partners II is investing in the
securities  of  small  cap  companies.   The  principal  occupation  of  Messrs.
Lichtenstein,  Henderson and Kassan is investing in the  securities of small cap companies.  The  principal  business  of  Partners  LLC is acting as the general partner of Steel Partners II.

     Item 3 is hereby amended and restated as follows:

            (a) The aggregate  purchase price of the 1,361,450  Shares of Common
Stock owned by Steel Partners II is $9,751,231, including brokerage commissions.
The  Shares  of Common  Stock  owned by Steel  Partners  II were  acquired  with partnership  funds. The aggregate  purchase price of the 10,300 Shares of Common
Stock purchased by Mr.  Lichtenstein is approximately  $37,509 and came from his personal funds.

            (b) Mr.  Henderson owns options to purchase  20,824 Shares of Common
Stock which were issued to him in his capacity as a director of the Issuer.

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 8 of 12 pages
---------------------                                    -----------------------

     Item 5(a) - (b) is hereby amended and restated as follows:

            (a)-(b) The aggregate  percentage of Shares of Common Stock reported owned by each person named herein is based upon  5,923,541  Shares  outstanding, which is the total number of Shares of Common Stock  outstanding  as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30,
2003.

            As of the close of business on September 4, 2003,  Steel Partners II beneficially owned 1,361,450 Shares of Common Stock, constituting  approximately
23% of the Shares  outstanding.  As the general  partner of Steel  Partners  II,
Partners LLC may be deemed to  beneficially  own the 1,361,450  Shares of Common
Stock owned by Steel Partners II,  constituting  approximately 23% of the Shares outstanding.  As the sole executive officer and managing member of Partners LLC, which in turn is the general partner of Steel Partners II, Mr.  Lichtenstein may be deemed to  beneficially  own the  1,361,450  Shares of Common  Stock owned by
Steel Partners II, which,  together with the 10,300 Shares of Common Stock owned directly  by Mr.  Lichtenstein,  constitute  approximately  23.2% of the  Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 10,300  Shares owned  directly by him and the  1,361,450  Shares owned by
Steel Partners II by virtue of his authority to vote and dispose of such Shares.

            As of the close of  business on  September  4, 2003,  Mr.  Henderson beneficially  owned 20,824 Shares of Common Stock  issuable upon the exercise of options, constituting less than 1% of the Shares outstanding.

            Mr. Kassan  currently does not beneficially own any Shares of Common
Stock.

     Item 5(c) is hereby amended to add the following:

            Schedule A annexed  hereto  lists all  transactions  in the Issuer's
Common  Stock since the filing of Amendment  No. 11 to the Schedule  13D. All of such transactions were effected in the open market.

     Item 7 is hereby amended to add the following exhibit:

            8.   Joint Filing  Agreement  by and among Steel  Partners II, L.P.,
                 Steel Partners, L.L.C., Warren G. Lichtenstein, Glen Kassan and
                 James R. Henderson, dated as of September 5, 2003.

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 9 of 12 pages
---------------------                                    -----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2003            STEEL PARTNERS II, L.P.

                                    By:  Steel Partners, L.L.C.,
                                         General Partner

                                    By: /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        Warren G. Lichtenstein,
                                        Chief Executive Officer

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        Warren G. Lichtenstein,
                                        Chief Executive Officer

                                    /s/ Warren G. Lichtenstein
                                    --------------------------------------------
                                    WARREN G. LICHTENSTEIN

                                    /s/ Glen Kassan
                                    --------------------------------------------
                                    GLEN KASSAN

                                    /s/ James R. Henderson
                                    --------------------------------------------
                                    JAMES R. HENDERSON

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 10 of 12 pages
---------------------                                    -----------------------

                                   SCHEDULE A

 Transactions in the Shares Since the Filing of Amendment No. 11 to the Schedule 13D
 -----------------------------------------------------------------------------------

   Shares of Common Stock           Price Per                     Date of
          Purchased                 Share ($)                     Purchase
          ---------                 ---------                     --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
            525,000                    6.75                       8/27/03

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

                                   GLEN KASSAN
                                   -----------
                                      None

                               JAMES R. HENDERSON
                               ------------------
                                      None

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 11 of 12 pages
---------------------                                    -----------------------

                                  EXHIBIT INDEX

       Exhibit                                                              Page
       -------                                                              ----

1.     Joint Filing Agreement by and among Steel Partners II, L.P. and
       Warren G.  Lichtenstein  dated as of June 20, 1997  (previously filed).

2.     Joint Filing  Agreement  by and among Steel  Partners II, L.P.,
       Warren  G.  Lichtenstein,  Newcastle  Partners,  L.P.,  Mark E.
       Schwarz,  Glen Kassan,  James R.  Henderson and Steven  Wolosky
       dated as of February 15, 2001 (previously filed).

3.     Director  Nomination  Letter from Steel Partners II, L.P. to SL
       Industries, Inc. dated February 15, 2001 (previously filed).

4.     Letter from The SL Full Value  Committee  to Owen Farren  dated
       February 16, 2001 (previously filed).

5.     Director  Nomination  Letter from Steel Partners II, L.P. to SL
       Industries, Inc. dated November 13, 2001 (previously filed).

6.     Preliminary  Proxy  Statement  of  The  RORID  Committee  dated
       November 20, 2001 (previously filed).

7.     Letter from Steel  Partners  II, L.P.  to SL  Industries,  Inc.
       dated November 21, 2001 (previously filed).

8.     Joint Filing  Agreement  by and among Steel  Partners II, L.P.,       12
       Steel Partners, L.L.C., Warren G. Lichtenstein, Glen Kassan and
       James R. Henderson, dated as of September 5, 2003.

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 12 of 12 pages
---------------------                                    -----------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated  September
5, 2003  (including  amendments  thereto) with respect to the Common Stock of SL
Industries,  Inc.  This Joint Filing  Agreement  shall be filed as an Exhibit to such Statement.

Dated: September 5, 2003            STEEL PARTNERS II, L.P.

                                    By:  Steel Partners, L.L.C.,
                                         General Partner

                                    By: /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        Warren G. Lichtenstein,
                                        Chief Executive Officer

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        Warren G. Lichtenstein,
                                        Chief Executive Officer

                                    /s/ Warren G. Lichtenstein
                                    --------------------------------------------
                                    WARREN G. LICHTENSTEIN

                                    /s/ Glen Kassan
                                    --------------------------------------------
                                    GLEN KASSAN

                                    /s/ James R. Henderson
                                    --------------------------------------------
                                    JAMES R. HENDERSON